SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission File No: 1-10955

THE ENVIRONMENTAL ELEMENTS CORPORATION 401(K) RETIREMENT SAVINGS PLAN

ENVIRONMENTAL ELEMENTS CORPORATION

3700 Koppers Street

Baltimore, Maryland 21227

ENVIRONMENTAL ELEMENTS CORPORATION

401(K) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002 with Report of Independent Auditors

Environmental Elements Corporation

401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Report of Independent Auditors

Administrative Committee

Environmental Elements Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Environmental Elements Corporation 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Baltimore, Maryland

June 13, 2003

Environmental Elements Corporation

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments	$4,661,322	$5,444,466

Receivables:
Employee contributions	13,797	24,649
Employer contributions	2,310	8,650

	16,107	33,299

Net assets available for benefits	$4,677,429	$5,477,765

See accompanying notes.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Contributions:
Employer	$79,275
Employee	517,796

Total contributions	597,071

Interest and dividends	121,135
Net realized and unrealized depreciation in fair value of investments	(1,042,340)

Total additions, net	(324,134)
Deductions:
Benefits paid to participants	(476,202)

Net decrease	(800,336)
Net assets available for benefits at beginning of year	5,477,765

Net assets available for benefits at end of year	$4,677,429

See accompanying notes.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Environmental Elements Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds of registered investment companies are valued at quoted market prices on the last day of the Plan year. The Plan’s investment in the common collective trust is valued at fair value as determined by Franklin Templeton Investor Services, Inc. The Plan’s investment in Company common stock is stated at fair value, which equals the quoted market price on the last business day of the Plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Environmental Elements Corporation (EEC) Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of EEC common stock and funds held in the Frk. Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of EEC common stock and the cash investments held by the Fund. At December 31, 2002, 84,551 units were outstanding with a value of $5.08 per unit. The unitized stock fund did not exist at December 31, 2001.

Administrative Expenses

All administrative expenses are borne by the Company and, as such, have not been included in the accompanying financial statements.

Forfeited Accounts

Forfeited nonvested accounts at December 31, 2002 and 2001 were $18,600 and $9,968, respectively, and are used to reduce employer contributions to the Plan.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description

General

The following description of the Plan provides only general information. Further information about the Plan is contained in the Plan Document. A copy of this document is available upon request from the Plan Sponsor.

The Plan, a defined contribution 401(k) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the Plan. Effective January 1, 2002 the Plan was amended and restated. On May 1, 2002 the Plan adopted a Franklin Templeton Investor Services, Inc. Non-Standardized 401(k) profit sharing plan document. At this date, Franklin Templeton Investor Services, Inc. assumed trust and recordkeeping responsibilities for the Plan from Putnam Fiduciary Trust Company. Employees of the Company age 18 or older are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan excludes union employees, non-resident aliens and leased employees from participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Effective January 1, 2002, participants may contribute up to the maximum percentage allowable not to exceed the limits of the Internal Revenue Code. Prior to that date, participants could contribute from 1% to 15% of their annual compensation on a pre-tax basis. These amounts are invested in one or more investment alternatives based upon the decisions of the Plan participants. Allocations of income or loss are based on the proportion of each participant’s account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan also provides for partial or complete distributions of a participant’s account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Contributions (continued)

At its discretion, the Company matches 50% of the participant’s contribution to the Plan, not to exceed 3% of their salary. Effective May 1, 2002, employees may direct the investment of the Company match to any of the Plan’s investment alternatives. Prior to that date, the Company match was made in Company common stock, which was purchased by the Plan on the open market. The Company may also make an additional discretionary contribution to the Plan; however, no such contribution was made to the Plan for 2002.

During 2002, the Company contributions to the Plan consisted of $22,729 made in shares of Company common stock purchased on the open market and $56,546 made in cash.

Effective January 1, 2002, participants vest according to a five year graded schedule – 20 percent after the first year, 20 percent each year thereafter until 100 percent vested after five years of service. Prior to that date, participants became fully vested in employer matching contributions upon completion of five years of service. A year of service is defined as a consecutive 12-month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions that are forfeited are used to reduce future employer contributions.

Participant Loans

Participants are permitted to borrow against their vested account balance. A participant may take out a loan of $50,000 or up to 50% of his/her vested balance, whichever is less. Loans must be repaid to the participant’s account through payroll deductions on an after-tax basis. All loans must be repaid within five years unless for the purchase of a primary residence (extended to 10 years). A participant may have only one loan outstanding at a time. A loan shall bear interest at a rate that is consistent with the provisions of the Internal Revenue Code; and the interest rate so determined shall remain fixed throughout the duration of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Sponsor Going Concern

The Plan Sponsor (the Company) has incurred recurring operating losses and has a net capital deficiency. In addition, the Company has not complied with certain covenants of its loan agreement with its bank and its outstanding debt currently exceeds the borrowing base defined in its loan agreement. The Company is currently in discussions with its bank regarding a restructuring of the Company and its bank debt and is also in discussions with possible acquirers of the Company. It is currently not possible to predict the outcome of either of these sets of discussions. However, if the company is unable to either restructure its bank debt or conclude a merger or sale, the Company will face liquidity problems. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Since the Plan’s assets are held in trust for the benefit of the Plan and its participants, they are not subject to any claims made by any creditors of the Company. Therefore, the vested balance of each participant’s account is protected from any claims of the Company’s creditors and is the sole property of each participant.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2002, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $1,042,340 as follows:

Mutual funds	$(649,873)
Environmental Elements Corporation Common Stock	(392,467)

$(1,042,340)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001
FRK Stable Value Fund	$1,387,520	$—
Van Kampen Common Stock Fund	997,173	—
TEM Foreign Fund	442,611	—
Fidelity Advisor Mid Cap Fund	404,932	—
FRK US Government Securities Fund	383,502	—
The Putnam Fund for Growth and Income	—	1,343,345
Putnam Stable Value Fund	—	1,315,725
Environmental Elements Corporation Common Stock	429,519	1,115,317
Putnam Vista Fund	—	498,839
Putnam International Growth Fund	—	480,169

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 18, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
Net assets available for benefits per the financial statements	$4,677,429	$5,477,765
Less contributions receivable	—	(33,299)

Net assets available for benefits per the Form 5500	$4,677,429	$5,444,466

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Year ended December 31, 2002
Contributions per the financial statements	$597,071
Plus contributions receivable at December 31, 2001	33,299

Contributions per the Form 5500	$630,370

The financial statements are prepared on the accrual basis of accounting whereas the 2001 Form 5500 was prepared on the cash basis. The 2002 Form 5500 was prepared on an accrual basis.

Supplemental Schedule

Environmental Elements Corporation

401(k) Retirement Savings Plan

EIN: 52-1303748 Plan #003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Description of Investments	Number of Shares	Cost**	Current Value
Common collective trust:
*FRK Stable Value Fund	1,387,520 units		$1,387,520
Mutual funds:
Van Kampen Common Stock Fund	80,808 units		997,173
TEM Foreign Fund	53,262 units		442,611
Fidelity Advisor Mid Cap Fund	25,974 units		404,932
*FRK US Government Sec. Fund	54,786 units		383,502
*FRK Income Fund	100,435 units		199,866
Fidelity Advisor Small Cap Fund	10,093 units		144,633
*FRK Capital Growth Fund	14,542 units		116,774
*FRK Balance Sheet Investment Fund	1,443 units		53,514
Mutual Beacon Fund	4,202 units		47,354
*FRK AGE High Income Fund	14,305 units		23,889
UBS S&P 500 Index Fund	850 units		8,641

Total mutual funds			2,822,889

*Environmental Elements Corporation Common Stock	179,589 shares		414,851

*FRK Cash Reserves Fund	0.64%		14,668

*Participant loans	Interest rates from 7.75% to 8.5%		21,394

Total investments			$4,661,322

*	Party-in-interest.
**	Historical cost has not been presented as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K)

RETIREMENT SAVINGS PLAN

/s/ LAWRENCE RYCHLAK	June 30, 2003
Lawrence Rychlak Plan Administrator	Date

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-83416) pertaining to the Environmental Elements Corporation 401(k) Retirement Savings Plan of Environmental Elements Corporation of our report dated June 13, 2003, with respect to the financial statements and schedule of the Environmental Elements Corporation 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Baltimore, Maryland

June 27, 2003